Exhibit 99.1

Noah Holdings Limited Announces
US$10 Million Strategic Investment in iCapital Network®

SHANGHAI, July 28, 2021 -- Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced that it has made a US$10 million strategic equity investment in US-based iCapital Network1 (“iCapital”), the leading global financial technology platform driving access to and efficiency in alternative investment for the asset and wealth management industries.

This round of financing for iCapital was led by Temasek.

“We are pleased to form a strategic partnership with iCapital,” commented Ms. Jingbo Wang, co-founder, CEO and Chairwoman of Noah, “iCapital hosts top-tier overseas private equity and hedge fund products on its platform, and their operational model is highly synergetic with Noah’s online, digital, and intelligent transformation strategy. Through our partnership, we expect to offer more high-quality global private equity and hedge fund products for our clients, and expand the international distribution channel for Gopher Asset Management, further strengthening Noah’s competitive advantage in product diversity and our international presence. We are committed to increasing shareholder value by making synergetic investments and forming strategic partnerships. We are very happy to establish a cooperation with iCapital to drive the continuous development of Noah's overseas business.”

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH, BBB-) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. In the first quarter of 2021, Noah distributed RMB27.1 billion (US$4.1 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB154.1 billion (US$23.5 billion) as of March 31, 2021.

Noah’s wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,246 relationship managers across 82 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada and Singapore. The Company’s wealth management business had 384,021 registered clients as of March 31, 2021. As a leading alternative multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies.

For more information, please visit Noah at ir.noahgroup.com.

1 Institutional Capital Network, Inc., and its affiliates (together, “iCapital Network” or “iCapital”)

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2021 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Sonia Han

Tel: +86-21-8035-8294

ir@noahgroup.com